Exhibit 99.1

Santiago, May 3, 2017

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

Present

Ref: Material Event- Designation of positions of the Board of Directors and members of the Audit Committee

Mr. Superintendent:

In accordance with the provisions of Articles 9, 10 and 68 of Law 18,045 and Chapters 18-10 and 1-15, both of the Superintendency's Updated Compilation of Standards, we report as a material event that on April 28, 2017, at the extraordinary session No. 111, of the Board of Directors of Banco Santander- Chile, the following agreements were adopted:

1)	As a result of the total election of the Board of Directors held at the Ordinary Shareholders' Meeting held on April 26, 2017, Mr. Vittorio Corbo Lioi was appointed Chairman of the Board, Mr. Oscar Von Chrismar Carvajal as First Vice-President and Mr. Roberto Méndez Torres as Second Vice-President.
2)	The following directors were also appointed as members of the Audit Committee: Chairman: Mr. Orlando Poblete Iturrate (independent); Mr. Roberto Zahler Mayanz (independent) and Mrs. Blanca Bustamante Bravo (independent); and Juan Pedro Santa María Pérez as secretary of the Committee.

Sincerely,

Claudio Melandri Hinojosa

GENERAL MANAGER

C.c. Superintendencia de Valores y Seguros.

Bolsa de Comercio de Santiago

Bolsa de Valores de Valparaíso

Bolsa Electrónica de Chile